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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

I-Web Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45074B 101

(CUSIP Number)

Craig V. Butler, Esq.
The Lebrecht Group, APLC
9900 Research Drive
Irvine, CA 92618
(949) 635-1240
__________________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 3, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45074B 101

1.       Names of reporting persons

Rockland Group, LLC

2.       Check the appropriate box if a member of a group (See Instructions)
         (a)   ☐
         (b)   ☐

3.       SEC use only

4.       Source of funds (See Instructions):  OO

5.       Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

6.       Citizenship or place of organization:  Texas

Number of	7.	Sole Voting Power	10,000,000
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
by Each
Reporting	9.	Sole Dispositive Power	10,000,000
Person With:
	10.	Shared Dispositive Power	0

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:  10,000,000

12.         Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

13.         Percent of Class Represented by Amount in Row (11):  90%

14.         Type of Reporting Person (See Instructions):  OO

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share of I-Web Media, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 706 Hillcrest Dr., Richmond, TX 77469.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Rockland Group, LLC, a Texas limited liability company (“Reporting Person”).

(b)	Residence or Business Address of the Reporting Person is: 706 Hillcrest Dr. Richmond, TX 77469

(c)	Principal Business:

The principal business of the Reporting Person is real estate development in the Houston, Texas area.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 10,000,000 shares of I-Web Media, Inc. acquired by Reporting Person were purchased pursuant to the terms of a Stock Purchase Agreement dated October 28, 2010, under which Kenneth S. Barton agreed to sell 10,000,000 shares to Reporting Person in exchange for $250,000.  None of the funds used to purchase the shares were borrowed from third parties.

ITEM 4. PURPOSE OF TRANSACTION

The 10,000,000 shares of I-Web Media, Inc. acquired by Reporting Person were acquired to effectuate a change in control of the Issuer.  As a result of the transaction, new officers were appointed to manage the day-to-day operations of I-Web Media, Inc. and eventually new directors will be added to the Board of Directors of I-Web Media, Inc.  On November 4, 2010, the Reporting Person and the Issuer entered into a Securities Purchase Agreement, under which the Reporting Person agreed to purchase Two Million (2,000,000) Shares of a yet to be created series of preferred stock of the Issuer in exchange for $100,000.  Under the terms of the Purchase Agreement the Issuer is obligated to create a new class of preferred stock entitled the Series A Convertible Preferred Stock with the following rights and preferences: (i) dividend rights equal to the dividend rights of the Issuer’s common stock; (ii) liquidation preference over the Issuer’s common stock; (iii) each share of Series A Convertible Preferred Stock will be convertible into one share of the Issuer’s common stock; (iv) no redemption rights; (v) no call rights by the Issuer; (vi) each share of Series A Convertible Preferred stock will have twenty five (25) votes on all matters validly brought to the Issuer’s common stockholders for approval; and (vii) mandatory approval by a majority of the Series A Convertible Preferred stockholders for certain change of control transactions by the Issuer.  The other rights and preferences will be determined by the Issuer’s Board of Directors.  The Issuer will not be issuing the shares under the Purchase Agreement until after the class of Series A Convertible Preferred Stock has been created with the State of Delaware.  The Reporting Person plans to have the Issuer pursue a new business focus going forward, which will include seeking investments and purchasing opportunities primarily in products and companies involved in the emerging and important market segments of clean and renewable energy, medical technology, nanotechnology, and environmentally-friendly (green) waste management.  However, currently, the Reporting Person does not have any definitive agreements in place to make any investments or acquire any businesses or assets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person now owns 10,000,000 shares of common stock of I-Web Media, Inc., which equates to approximately 90% of the Issuer’s outstanding common stock.

(b)	As to the 10,000,000 shares, Reporting Person owns the following rights:
Sole Voting Power: 10,000,000
Shared Voting Power: 0
Sole Dispositive Power: 10,000,000
Shared Dispositive Power:  0

(c)	None.

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the Stock Purchase Agreement dated October 28, 2010, by and between the Reporting Person and Kenneth S. Barton, the Reporting Person acquired 10,000,000 shares of common stock of the Issuer.  On November 4, 2010, the Reporting Person and the Issuer entered into a Securities Purchase Agreement, under which the Reporting Person agreed to purchase Two Million (2,000,000) Shares of a yet to be created series of preferred stock of the Issuer in exchange for $100,000.  Under the terms of the Purchase Agreement the Issuer is obligated to create a new class of preferred stock entitled the Series A Convertible Preferred Stock with the rights and preferences outlined in Item 4, above.  The 10,000,000 shares of common stock currently owned by the Reporting Person represents approximately 90% of the Issuer’s outstanding voting rights and common stock.  The Series A Preferred Stock will not be issued until after the appropriate Certificate of Designation has been filed with the State of Delaware.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1 (1)	Agreement to Purchase Common Stock by and between Kenneth S. Barton, Rockland Group, LLC, and I-Web Media, Inc., dated November 3, 2010

10.2 (1)	Securities Purchase Agreement by and between I-Web Media, Inc. and Rockland Group, LLC, dated November 4, 2010

(1)	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Commission on November 8, 2010.

Signature

After  reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth in this statement is true, complete and correct.

November 12, 2010

Date

/s/ Harry Pond

Signature

Harry Pond, Manager

Name/Title

Attention.  Intentional  misstatements  or omissions of fact constitute  Federal criminal  violations  (see  18  U.S.C.  1001).